News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	November 12, 2020

Seabridge Gold Files Third Quarter Report to Shareholders and Its
Financial Statements and MD&A

Toronto, Canada… Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three and nine months ended September 30, 2020 on SEDAR (www.sedar.com). To view the Report on the Company's website, please see: http://seabridgegold.net/sharefinrep.php.

Recent Highlights

Entering Q3, there were significant risks and uncertainties concerning how COVID-19 would impact planned field activities and what the Company could safely achieve without risking its employees, consultants and our Treaty and First Nation partners. Our team worked closely with Treaty and First Nations, government health organizations, suppliers and other exploration companies in each of our areas of focus to develop effective procedures for operating in the current global health crisis. These efforts successfully prevented infection of our work sites and surrounding communities.

Despite having to cut back our 2020 programs in response to the coronavirus, we were able to accomplish the following:

  Completed geotechnical drill program along KSM's tunnel route
  Drilling at Iskut found additional evidence of a large gold-copper porphyry system
  Drilling got underway at Snowstorm in Nevada
  Exited Q3 with one of the strongest working capital positions in our 21-year history

During the three-month period ended September 30, 2020, Seabridge posted a profit of $5.0 million ($0.07 per share) compared to a loss of $2.5 million ($0.04 per share) for the same period last year. During the 3rd quarter, Seabridge invested $12.0 million in mineral interests, compared to $10.8 million during the same period last year. At September 30, 2020, net working capital was $39.9 million compared to $18.0 million at December 31, 2019.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category, please visit the Company's website at www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292   www.seabridgegold.net

ON BEHALF OF THE BOARD

Chairman & C.E.O.
Rudi P. Fronk

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net